JAMES STAFFORD
JBS/nr/LinuxAu09 PRIVATE AND CONFIDENTIAL	James Stafford, Inc.*
Chartered Accountants
Suite 350 – 1111 Melville Street
Vancouver, British Columbia
Canada V6E 3V6
Telephone +1 604 669 0711
Facsimile +1 604 669 0754
* Incorporated professional, James Stafford, Inc.

British Columbia Securities Commission
P.O. Box 10142 Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

5 September 2008

Dear Sirs/Mesdames:

We have read the statements made by Linux Gold Corp. as in the attached copy of Notice of Change of Auditor dated 5 September 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated 5 September 2008.

Yours truly,

“James Stafford”

James Stafford
Chartered Accountants
Vancouver, 5 September 2008